Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED
2005 OCT 24 P 7:58

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	20 October 2005	*No of sheets:*	*1*

Current report 52/2005

The Management Board of KGHM Polska Miedź S.A. wishes to announce that the date of publication of its H1 2005 consolidated report has been changed; the report will now be published on 24 October 2005.

Legal basis:
§107, section 1 of the Decree of the Council of Ministers dated March 21, 2005 – Journal of Laws Nr 49, item 463.

05011957

SUPPL

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 551 3450* *1 202 772 9207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Investments and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	21 October 2005	*No of sheets:*	*2*

Current report 53/2005

The Management Board of KGHM Polska Miedź S.A. announces that at its meeting of 21 October 2005 the Supervisory Board approved the Forecast of the financial results for 2005 – Annex to the Budget. The Company announced a correction to the Budget in current reports on 30 August and 13 September 2005.

The updated Budget for 2005 assumes the achievement of revenues from the sale of products, goods for resale and materials in the amount of PLN 7 540 mln and net profit of PLN 2 078 mln. This means an increase in the forecast in relation to the adjusted Budget respectively by 4.5% and 8.2%.

The assumptions to the Annex to the Budget for 2005 subject to change are presented in the table below:

	Unit	Budget 2005 *	Annex to the Budget 2005 **	Change
Revenues from the sale of products, goods for resale and materials	mln PLN	7 217	7 540	+ 323
Net profit	mln PLN	1 920	2 078	+ 158
Average annual electrolytic copper quotations	USD /t	3 200	3 553	+ 353
Average annual metallic silver quotations	USD /kg	222	226	+ 4
Average annual exchange rate	PLN/ USD	3.30	3.22	- 0.08
Total unit cost of electrolytic copper production	PLN/ t	7 450	7 720	+ 270
	USD /t	2 258	2 394	+ 136

* Approved by the Supervisory Board on 12 September 2005
** Approved by the Supervisory Board on 21 October 2005

The basis for reviewing the assumptions to the Budget were the results of:

- a decision by the Management Board of KGHM on the payment of a one-off special bonus, in accordance with an agreement entered into on 3 October 2005, „Agreement on postulates regarding wages submitted by the Trade Unions", and
- updating of the forecasts of metal prices and exchange rates,

and of the financial results achieved during the period from January to the end of August 2005 and projected for September 2005 (excluding accounting by the equity method in the third quarter of 2005).

The payment of a special bonus in the amount of 100% of the average monthly wage causes an increase in the total unit cost of electrolytic copper production by 182 PLN/t Cu (impact on profit before tax -PLN 100 mln). Also affecting copper production costs were actual reflected copper prices and the exchange rate, causing an increase in the costs of consuming scrap, external concentrates and blister copper in the third quarter of 2005 (impact on unit cost +88 PLN/t Cu; on profit before tax -PLN 48 mln).

Legal basis:
art.81, section 1, point 2 of the Securities Act of 21 August 1997 – Journal of Laws Nr 111/2005, item 937 with later changes.

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Andrzej Kowalczyk